

New York Stock Exchange
11 Wall Street
New York, NY 10005

February 11, 2020

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of INTERNATIONAL BUSINESS MACHINES CORPORATION, under the Exchange Act of 1934.

- €1,300,000,000 0.300% Notes Due 2028
- €1,600,000,000 0.650% Notes Due 2032
- €850,000,000 1.200% Notes Due 2040

Sincerely,